SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                February 24, 2004

                                    HEAD N.V.
                 (Translation of Registrant's Name into English)

                                    Blaak 16
                                3011 TA Rotterdam
                                 The Netherlands
                    (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                            Form 20-F X    Form 40-F
                                     ---             ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes        No X
                                    ---       ---

    (Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders)

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes        No X
                                     ---      ---

     (Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other
                          Commission filing on EDGAR.)

   Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                 Yes       No X
                                     ---     ---

       (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    HEAD N.V.



Date: 24 February 2004              By    /s/ Johan Eliasch
      ----------------                    ------------------
                                          Chairman and Chief Executive Officer

                           HEAD N.V. AND SUBSIDIARIES
                                  ANNUAL REPORT

                      For the Year Ended December 31, 2003

                           HEAD N.V. AND SUBSIDIARIES

                                  ANNUAL REPORT
                      FOR THE YEAR ENDED DECEMBER 31, 2003



              INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS




Consolidated Balance Sheets at December 31, 2002 and 2003....................F-1

Consolidated Statements of Operations for the Years
   Ended December 31, 2001, 2002 and 2003....................................F-2

Consolidated Statements of Stockholders' Equity for the Years
   Ended December 31, 2001, 2002 and 2003....................................F-3

Consolidated Statements of Cash Flows for the Years
   Ended December 31, 2001, 2002 and 2003....................................F-4

Notes to the Unaudited Consolidated Financial Statements.....................F-5

Review on the Fourth Quarter and Year End Results 2003                         I

                           HEAD N.V. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                                                         December 31,
                                               ---------------------------------
                                                     2002             2003
                                               ---------------    --------------
                                                                   (unaudited)
                                               (in thousands, except share data)
ASSETS:
Cash and cash equivalents......................$        37,598   $      41,312
Restricted cash................................              -           2,842
Accounts receivable, net of allowance for
 doubtful accounts of $11,834 and $15,822......        161,109         195,998
Inventories, net...............................         77,638          81,200
Prepaid expense and other current assets.......         16,441          17,764
                                                --------------   -------------
  Total current assets.........................        292,786         339,116
Marketable securities..........................          2,316           2,826
Property, plant and equipment, net.............         73,156          76,694
Intangible assets, net.........................         20,236          20,236
Deferred income taxes..........................         78,148          92,060
Other non-current assets.......................          7,212           6,653
                                                --------------   -------------
  Total assets.................................$       473,853   $     537,586
                                                ==============   =============
LIABILITIES AND STOCKHOLDERS' EQUITY:
Accounts payable...............................$        33,069   $      39,468
Accrued expenses and other current
  liabilities..................................         39,388          51,892
Short-term borrowings..........................         58,773          37,490
Current portion of long-term debt..............          2,349           3,392
                                                --------------   -------------
  Total current liabilities....................        133,579         132,241
Long-term debt.................................         93,771         143,951
Other long-term liabilities....................         16,670          19,669
                                                --------------   -------------
  Total liabilities............................        244,020         295,861
Minority interest..............................              9               9
Commitments and contingencies (Note 15)
Stockholders' Equity:
Ordinary shares: EUR 0.20 par value;
  39,820,677 shares issued.....................          7,067           7,067
Additional paid in capital.....................        137,237         137,909
Treasury stock at cost: 1,843,460 and
  2,421,235 shares.............................         (4,334)         (5,485)
Retained earnings..............................         67,741          53,084
Accumulated other comprehensive income.........         22,114          49,142
                                                --------------   -------------
  Total stockholders' equity...................        229,824         241,716
                                                --------------   -------------
  Total liabilities and stockholders' equity...$       473,853   $     537,586
                                                ==============   =============

               The accompanying notes are an integral part of the
                       consolidated financial statements.

                           HEAD N.V. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                   For the Years Ended December 31,
                                                ---------------------------------------
                                                  2001           2002            2003
                                                --------       --------        --------
                                                                            (unaudited)
                                                    (in thousands, except share data)
REVENUES:
Product revenues...........................$    384,010   $     379,089   $     421,507
Licencing revenues.........................       8,011           8,398           9,701
                                           ------------   -------------   -------------
Total revenues.............................     392,021         387,487         431,208
Cost of sales..............................     233,971         233,402         266,023
                                           ------------   -------------   -------------
Gross profit...............................     158,050         154,084         165,186
Selling and marketing expense..............     102,094         102,619         117,071
General and administrative expense
  (excluding non-cash compensation
  expense).................................      34,810          32,081          38,847
Non-cash compensation expense..............       2,025           1,632             654
Restructuring costs (Note 28)..............           -               -           8,368
                                           ------------   -------------   -------------
Operating income...........................      19,121          17,753             245
Interest expense...........................     (11,275)        (11,677)        (13,999)
Interest income............................         892             940           1,050
Foreign exchange gain (loss)...............       5,828          (7,387)         (1,103)
Other income (expense), net................           7             387             (18)
                                           ------------   -------------   -------------
Income (loss) from operations
  before income taxes......................      14,573              15         (13,825)
Income tax benefit (expense):
  Current..................................      (2,169)         (2,410)         (2,278)
  Deferred.................................      (1,863)           (220)          1,446
                                           ------------   -------------   -------------
  Income tax expense.......................      (4,032)         (2,630)           (832)
Share of loss from equity investment,
  net of tax (Note 26).....................      (1,117)              -               -
                                           ------------   -------------   -------------
Net income (loss)                          $      9,424   $      (2,615)  $     (14,657)
                                           ============   =============   =============
Earnings per share-basic
  Net income (loss)........................        0.25           (0.07)          (0.40)
Earnings per share-diluted
  Net income (loss)........................        0.24           (0.07)          (0.40)
Weighted average shares outstanding
  Basic                                          38,083          37,356          36,285
  Diluted                                        39,816          37,356          36,285


               The accompanying notes are an integral part of the
                       consolidated financial statements.

                           HEAD N.V. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                                          Accumulated
                                                    Ordinary Shares    Additional                            Other       Total
                                                ----------------------  Paid-in     Treasury   Retained  Comprehensive Stockholders'
                                                  Shares       Amount   Capital      Stock     Earnings      Income      Equity
                                                ----------    -------- ----------   --------   --------  ------------- -----------
                                                                       (in thousands, except share data)

Balance at December 31, 2000 ...............    38,864,377    $ 7,067   $143,999    $ (5,211)   $ 75,620     $  8,512    $ 229,988

Dividend paid ..............................            --         --         --          --      (9,455)          --       (9,455)
Stock-based compensation ...................            --         --      2,025          --          --           --        2,025
Purchase of treasury stock .................    (1,085,000)        --         --      (5,378)         --           --       (5,378)
Transfer of treasury stock (Note 17) .......            --         --    (10,589)     10,589          --           --           --
Net income .................................            --         --         --          --       9,424           --        9,424
 Other comprehensive income:
  Cumulative effect of adoption of SFAS 133             --         --         --          --          --        1,850        1,850
  Unrealized gain on derivatives instruments
  (net of tax of $88) ......................            --         --         --          --          --          950          950
  Reclassification adjustment for derivative
  gains recorded in net income
  (net of tax of $629) .....................            --         --         --          --          --       (1,850)      (1,850)
  Foreign currency translation adjustment ..            --         --         --          --          --      (15,195)     (15,195)
                                                                                                                        ----------
Comprehensive loss .........................                                                                                (4,821)
                                                ----------    -------   --------    --------    --------     --------    ---------
Balance at December 31,2001 ................    37,779,377      7,067    135,435          --      75,590       (5,732)     212,359

Dividend paid ..............................            --         --         --          --      (5,233)          --       (5,233)
Stock-based compensation ...................            --         --      1,632          --          --           --        1,632
Purchase of treasury stock (Note 17) .......    (1,247,050)        --         --      (3,046)         --           --       (3,046)
Repurchase of shares from exercised options             --         --        167      (1,288)         --           --       (1,121)
Proceeds from executed option ...............        11,212         --          3          --          --           --            3
Net loss ...................................            --         --         --          --      (2,615)          --       (2,615)
 Other comprehensive income:
  Unrealized losses on marketable
  securities, (net of tax of $65) ..........            --         --         --          --          --         (138)        (138)
  Unrealized gain on derivatives instruments
  (net of tax of $54) ......................            --         --         --          --          --          640          640
  Reclassification adjustment for derivative
  gains recorded in net income
  (net of tax of $506) .....................            --         --         --          --          --       (1,488)      (1,488)
  Foreign currency translation adjustment ..            --         --         --          --          --       28,832       28,832
Comprehensive income .......................            --         --         --          --          --           --       25,231
                                                ----------    -------   --------    --------    --------     --------    ---------
Balance at December 31, 2002 ...............    36,543,539      7,067    137,237      (4,334)     67,741       22,114      229,824

Stock-based compensation ...................            --         --        654          --          --           --          654
Purchase of treasury stock (see Note 17) ...      (577,775)        --         --      (1,151)         --           --       (1,151)
Proceeds from executed option ..............        56,790         --         17          --          --           --           17
Net income .................................            --         --         --          --     (14,657)          --      (14,657)
 Other comprehensive income:
  Unrealized losses on marketable
  securities,(net of tax of $16) ...........            --         --         --          --          --          (33)         (33)
  Unrealized gain on derivatives instruments
  (net of tax of $558) .....................            --         --         --          --          --        1,083        1,083
  Reclassification adjustment for derivative
  gains recorded in net income
  (net of tax of $295) .....................            --         --         --          --          --         (572)        (572)
  Foreign currency translation adjustment ..            --         --         --          --          --       26,550       26,550
                                                                                                                         ---------
Comprehensive income .......................            --         --         --          --          --           --       12,370
                                                ----------    -------   --------    --------    --------     --------    ---------
Balance at December 31, 2003 (unaudited)....    36,022,554    $ 7,067   $137,909    $ (5,485)   $ 53,084     $ 49,142    $ 241,716
                                                ==========    =======   ========    ========    ========     ========    =========

               The accompanying notes are an integral part of the
                       consolidated financial statements.

                           HEAD N.V. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                  For the Years Ended December 31,
                                                                 ---------------------------------
                                                                   2001         2002        2003
                                                                 --------     --------    --------
                                                                                        (unaudited)
                                                                          (in thousands)
OPERATING ACTIVITIES:
  Net income (loss) ..........................................   $  9,424    $ (2,615)   $(14,657)
  Adjustments to reconcile net income
    to net cash provided by operating activities:
    Depreciation and amortization ............................     14,896      15,946      19,239
    Amortization of debt issuance cost .......................      1,039       1,092       1,232
    Impairment (Note 28) .....................................         --          --       2,625
    Share of loss from equity investment, net of tax .........      1,117          --          --
    Provision (release) for leaving indemnity
    and pension benelits .....................................        823         883        (348)
    Restructuring costs (Note 28) ............................         --          --       4,800
    (Gain) loss on sale of property, plant and equipment .....       (867)       (774)         85
    Non cash compensation expense ............................      2,025       1,632         654
    Deferred tax (benefit) expense ...........................      1,863         220      (1,446)
  Changes in operating assets and liabilities:
    Accounts receivable ......................................      2,071       2,657     (12,058)
    Inventories ..............................................      9,402       9,101      13,755
    Prepaid expense and other assets .........................     (2,535)      1,494       3,071
    Accounts payable, accrued expenses and other liabilities .     (3,338)     (6,356)        390
                                                                 --------    --------    --------
  Net cash provided by operating activities ..................     35,921      23,279      17,342
                                                                 --------    --------    --------
INVESTING ACTIVITIES:
    Purchase of property, plant and equipment ................    (16,314)    (20,746)    (16,914)
    Proceeds from sale of property, plant and equipment ......      1,080       2,105         258
    Other acquisitions ......................................     (4,130)         --          --
    Equity investment (Note 26) ..............................       (684)         --          --
    Maturities (purchases) of marketable securities, net .....        135        (164)        102
                                                                 --------    --------    --------
  Net cash used for investing activities .....................    (19,913)    (18,804)    (16,554)
                                                                 --------    --------    --------
FINANCING ACTIVITIES:
    Change in short-term borrowings, net .....................     15,135      (2,853)      1,419
    Proceeds from long-term debt .............................        807      16,592       1,656
    Payments on long-term debt ...............................       (716)     (4,340)     (1,249)
    Purchase of treasury stock ...............................     (5,378)     (3,046)     (1,151)
    Payments to repurchase shares from exercised options .....         --      (1,121)         --
    Proceeds from exercised options ..........................         --           3          17
    Dividend paid ............................................     (9,455)     (5,233)
    Change in restricted cash ................................         --          --      (2,699)
                                                                 --------    --------    --------
  Net cash provided by (used for) financing activities .......        393           2      (2,007)
                                                                 --------    --------    --------
  Effect of exchange rate changes on cash and cash equivalents    (10,122)     10,994       4,932
  Net increase in cash and cash equivalents ..................      6,279      15,470       3,714
  Cash and cash equivalents at beginning of period ...........     15,848      22,128      37,598
                                                                 --------    --------    --------
  Cash and cash equivalents at end of period .................   $ 22,128    $ 37,598    $ 41,312
                                                                 ========    ========    ========

SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid for interest .....................................   $ 10,426    $ 10,736    $ 12,597
  Cash paid for income taxes .................................   $  2,208    $  1,747    $  1,340


               The accompanying notes are an integral part of the
                       consolidated financial statements.

                           HEAD N.V. AND SUBSIDIARIES

            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


Note 1 - The Company

Head N.V. ("Head" or the "Company") was incorporated in Rotterdam, Netherlands, on August 24, 1998. With effect from this date, Head Holding
Unternehmensbeteiligung GmbH ("Head Holding") merged with a wholly owned subsidiary of the Company in a transaction treated as a merger of entities under common control and accounted for on an "as if pooling" basis.

On January 1, 1996, Head Holding acquired 100% of the outstanding shares of HTM Sport- und Freizeitgerate AG ("HTM"). The acquisition has been accounted for as a purchase and accordingly the operating results of HTM have been included in the Company's consolidated financial statements since the date of acquisition.

The Company is a global manufacturer and marketer of branded sporting goods serving the skiing, tennis and diving markets. Head N.V. has created or acquired a portfolio of brands -- Head (alpine skis, ski boots and snowboard products, tennis, racquetball and squash racquets), Penn (tennis balls and racquetball balls), Tyrolia (ski bindings), Mares and Dacor (diving equipment).


Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The Company and its subsidiaries maintain their accounting records in accordance with their local regulations and have made certain adjustments to these records to present the accompanying financial statements in conformity with generally accepted accounting principles in the United States of America. In addition, the Company publishes its statutory financial statements in accordance with Dutch corporate regulations.

Consolidation Policies

The consolidated financial statements of Head include the accounts of all majority-owned subsidiaries and entities otherwise controlled by the Company. All intercompany transactions and balances have been eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash and short-term, highly liquid investments with an original maturity of three months or less.

Restricted Cash

Restricted cash comprises deposits pledged as collateral on outstanding lines of credit. The amounts are collateralized with one financial institution and earn interest while in deposit.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined on a first-in first-out basis.

                           HEAD N.V. AND SUBSIDIARIES

            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


Marketable Securities

Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity and reported at amortized cost. Debt and equity securities held principally for selling in the near term are classified as trading and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity or trading are classified as available-for-sale and are reported at fair value, with unrealized gains and losses reported in other comprehensive income.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Expenditures which substantially increase the useful lives of the plant and equipment are capitalized . The cost of maintenance, repair and minor renewals is expensed as incurred. When plant and equipment is retired or otherwise disposed, the cost and related accumulated depreciation are eliminated, and any gain or loss on disposition is recognized in earnings. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets.

Impairment

The Company accounts for impairments subsequent to January 1, 2002, in accordance with the Statement of Financial Accounting Standards No. 144 ("SFAS 144"), Accounting for the Impairment or Disposal of Long-Lived Assets, and previously in accordance with SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long Lived Assets to Be Disposed Of". Both standards require that long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the fair value is less than the carrying amount of the asset, a loss is recognized for the difference. The Company's review involves comparing current and future operating flows to the carrying value of the assets. Long-lived assets to be disposed of, if any, are reported at the lower of their carrying amount or fair value less cost to sell.

Intangible Assets

Identifiable intangible assets comprise trademarks and goodwill. Prior to the Company's adoption of SFAS 142, Goodwill and Other Intangible Assets ("SFAS 142"), trademarks were amortized using the straight-line method over a period of 20 to 40 years. Goodwill was amortized using the straight-line method over a period of 15 to 30 years. The Company periodically reviewed the carrying value of its intangibles based primarily upon an analysis of undiscounted cash flows. Any impairment would have been recognized when the expected future operating cash flows derived from such intangible assets was less than their carrying value. The impairment to be recognized was measured by the amount by which the carrying amount of the asset exceeded the fair value of the asset.

The Company applied SFAS 142, beginning July 1, 2001, for goodwill and intangible assets acquired in business combinations initiated after June 30, 2001, and beginning January 1, 2002, for all other goodwill and intangible assets. The on-going impact is that goodwill and intangible assets with an indefinite life are no longer amortized, but instead are tested at least annually, in the fourth quarter, for impairment. The goodwill impairment test consists of a two-step test. First, each reporting unit's (which generally represents one level below an operating segment) carrying value is compared to its fair value. Second, where the reporting unit's carrying value exceeds its fair value, an impairment loss is recognized to the extent that the goodwill carrying value exceeds the reporting unit's implied goodwill, which is calculated as the difference between the reporting unit's fair value and the fair value of the reporting unit's recognized and unrecognized assets and liabilities. The impairment test for indefinite-lived intangible assets requires that an impairment loss be recognized equal to the excess of its carrying value over its fair value.

                           HEAD N.V. AND SUBSIDIARIES

            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


Revenue Recognition

Revenues from product sales are recognized at the time of product shipment, which represents transfer of title to the customer. Revenues from each licensing agreement are recognized over the license term for the fixed license revenue portion and based on underlying customer sales once minimum contractual sales volumes are met for the variable license revenue portion. Provisions are recorded for estimated product returns at the time revenues are recognized. Costs associated with product shipment and handling are classified in selling and marketing expense in the consolidated statement of operations.

Translation of Foreign Currency

Finished goods sales to customers in Austria, Italy, Germany, Japan, France, Switzerland, Canada, Spain, Netherlands, United Kingdom and the United States of America are generally billed in local currency. The local currency is the functional currency of the subsidiaries in these countries. Foreign currency (functional currency) assets and liabilities are translated into U.S. dollars (the reporting currency) at the exchange rate on the balance sheet date, with resulting translation adjustments recorded in other comprehensive income. Revenues and expenses are translated at average rates prevailing during the year. Foreign exchange gains and losses arising from transactions denominated in a currency other than the functional currency are included in income. The effect of exchange rate changes on intercompany transactions of a long-term investment nature are included in other comprehensive income.

Financial Instruments

On January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133 ("SFAS 133"), Accounting for Derivative Instruments and Hedging Activities, as amended. SFAS 133 requires that the Company record all derivatives on the balance sheet at fair value. The Company uses derivative instruments, specifically foreign exchange forwards and option contracts, to hedge the foreign exchange risk related to its forecasted and firmly committed foreign currency denominated cash flows. On the date on which a derivative contract is transacted, the Company designates the derivative as a hedging instrument as either a fair value hedge or a cash flow hedge. Changes in derivative fair values that are designated, effective and qualify as fair value hedges are recognized in earnings as offsets to the related earnings effects of changes in fair value of related hedged assets, liabilities and firm commitments attributable to the hedged risk. Changes in derivative fair values that are designated, effective and qualify as cash flow hedges will be deferred and recorded as a component of accumulated other comprehensive income (AOCI) until the hedged transactions affect earnings, at which time the deferred gains and losses on the derivative designated as cash flow hedges are recognized in earnings, and classified in accordance with the classification of the hedged item. The Company excludes the time value component of the derivatives' change in fair value from the assessment of hedge effectiveness. The Company enters into hedging relationships to limit the foreign exchange rate risk for periods generally not to exceed one year. The Company does not utilize financial instruments for trading or speculative purposes.

Research and Development Costs

Research and development costs are expensed as incurred.

Advertising Costs

Advertising costs are expensed as incurred.

                           HEAD N.V. AND SUBSIDIARIES

            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


Stock-Based Compensation

The company accounts for its stock option plan using the fair value method in accordance with Statement of Financial Accounting Standards No. 123 ("SFAS 123"), Accounting for Stock-Based Compensation.

Debt Issuance Costs

Debt issuance costs are capitalized and amortized over the term of the debt.

Income Taxes

The provision for income taxes is based on income recognized for financial statement purposes and includes the effects of temporary differences between such income and that recognized for tax return purposes. With the exception of Head Holding Unternehmensbeteiligung GmbH, all of the Company's Austrian subsidiaries are included in a consolidated Austrian federal income tax return. Separate provisions for income taxes have been prepared for the Company's other subsidiaries. Deferred taxes are calculated by using the prevailing tax rates.

The Company provides a valuation allowance for deferred tax assets for which it does not consider realization of such assets to be more likely than not.

Computation of Net Income (Loss) per Share

Net income (loss) per share is computed under Statement of Financial Accounting Standards No. 128 ("SFAS 128"), Earnings per Share. Basic net income per share is computed by dividing the net income for the period by the weighted average number of ordinary shares outstanding during the period. Diluted net income per share is computed by dividing the net income for the period by the weighted average number of ordinary shares and potential ordinary shares outstanding during the period. Potential ordinary shares are composed of incremental shares issuable upon the exercise of share options, and are included in diluted net income per share to the extent such shares are dilutive.

The following table sets forth the computation of diluted weighted average shares outstanding for the periods indicated:

                                                         For the Years Ended
                                                            December 31,
                                                  ------------------------------
                                                   2001        2002        2003
                                                  ------      ------      ------
                                                          (in thousands)

Weighted average shares outstanding - basic.......38,083      37,356      36,285
Dilutive effect of stock options.................. 1,733          --          --
                                                  ------------------------------
Weighted average shares outstanding - diluted.....39,816      37,356      36,285

For the years ended December 31, 2002 and 2003, the diluted weighted average shares outstanding exclude the incremental effect of 1,789,490 and 1,347,773 stock options, respectively because it would have been anti-dilutive for these periods.

                           HEAD N.V. AND SUBSIDIARIES

            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant of these estimates are impairments, allowances for doubtful accounts, product warranties and returns, inventory obsolescence and valuation allowances on deferred tax assets. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" which requires companies to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. SFAS 143 is effective for financial statements for fiscal years beginning after June 15, 2002. The adoption of SFAS 143 had no impact on the Company's financial position and results of consolidated operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. This standard has been adopted from January 1, 2003 and applied for exit and disposal activities entered into in 2003.

In January 2003, the Emerging Issues Task Force (EITF) issued EITF 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables". EITF 00-21 addresses the issues of (1) how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting; and (2) how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. EITF 00-21 does not change otherwise applicable revenue recognition criteria. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. EITF 00-21 had no impact on our financial position or results of operations.

In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires a liability to be recognized at the time a company issues a guarantee for the fair value of the obligations assumed under certain guarantee agreements, such as certain indemnity provisions and guarantees of third party debt. The provisions for initial recognition and measurement of guarantee agreements are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. Management has adopted FIN 45 and there was no impact on our financial position or results of operations.

In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46) "Consolidation of Variable Interest Entities, an interpretation of ARB 51". FIN 46 addresses the consolidation of entities for which control is achieved through means other than through voting rights ("variable interest entities" or "VIE") by clarifying the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements" to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 provides guidance on how to determine when and which business enterprise (the "primary beneficiary") should consolidate the VIE. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. The disclosure provisions of FIN 46 are effective

                           HEAD N.V. AND SUBSIDIARIES

            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


in all financial statements initially issued after January 31, 2003. FIN 46 is required to be immediately applied by all entities with a variable interest in a VIE created after January 31, 2003. A public entity with a variable interest in a VIE created before February 1, 2003 is required to apply FIN 46 to that entity no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. Management has adopted FIN 46 and there was no impact on our financial position or result of operations.

In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS 149 amends SFAS No. 133 to provide clarification on the financial accounting and reporting of derivative instruments and hedging activities and requires that contracts with similar characteristics be accounted for on a comparable basis. The provisions of SFAS 149 are effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. Management has assessed the impact of the adoption of SFAS 149 and concluded that there was no material impact on our results of operations or financial position.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This Statement establishes standards on the classification and measurement of certain financial instruments with characteristics of both liability and equity. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and to all other instruments that exist as of the beginning of the first interim period beginning after June 15, 2003. Management has assessed the impact and concluded that there was no impact on the adoption of SFAS No. 150.

In December 2003, the FASB issued SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits". This Statement establishes standards on additional disclosures to those in the original Statement 132 about the assets, obligations, cash flows, and net periodic costs of defined benefit pension plans and other defined postretirement plans separately for pension plans and other postretirement benefit plans. SFAS No. 132 (revised 2003) is effective for financial statements with fiscal years ending after December 15, 2003. The standard has been adopted.

Note 3 - Goodwill and Other Intangible Assets

Effective January 1, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets, and ceased amortization of purchased goodwill and trademarks, which were determined to be indefinite-lived.

Intangible assets consist of the following (in thousands):
                                                             December 31,
                                                       ------------------------
                                                          2002          2003
                                                       ----------    ----------

Trademarks                                             $  19,066     $  19,066
Goodwill...............................................    3,926         3,926
                                                       ---------     ---------
                                                          22,992        22,992
Less: Accumulated amortization of trademarks...........   (2,529)       (2,529)
Less: Accumulated amortization of goodwill.............     (227)         (227)
                                                       ---------     ---------
    Total Intangible assets, net                       $  20,236     $  20,236
                                                       =========     =========

The Company completed the transitional impairment tests for goodwill and indefinite-lived intangibles as of January 1, 2002, and the annual impairment test, in the fourth quarter of 2002 and 2003, as required by SFAS No. 142. In doing so, the Company determined that goodwill and trademarks are not impaired; therefore no impairment charge was recorded.

                           HEAD N.V. AND SUBSIDIARIES

            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


The effects of adopting the new standards on net income (loss) and basic and diluted earnings per share for the years ended December 31, 2001, 2002 and 2003, are as follows (in thousands, except share data):

                                                   Net Income
Year Ended December 31,                    2001       2002        2003
-----------------------------------------------------------------------

Net Income (Loss).......................$ 9,424    $(2,615)   $(14,657)
Add: Goodwill amortization..............     58         --          --
     Trademark amortization.............    858         --          --
                                        -------    -------    --------
Adjusted Net Income (Loss)..............$10,340    $(2,615)   $(14,657)
                                        =======    =======    ========


                                                               Earnings per Share
                                                     Basic                            Diluted
Year Ended December 31,                    2001       2002        2003       2001       2002       2003
----------------------------------------------------------------------- --------------------------------

Net Income (Loss).......................$  0.25    $ (0.07)   $  (0.40)   $  0.24    $ (0.07)   $ (0.40)
Add: Goodwill amortization..............   0.00         --          --       0.00         --         --
     Trademark amortization.............   0.02         --          --       0.02         --         --
                                        -------    -------    --------    -------    -------    -------
Adjusted Net Income (Loss)..............$  0.27    $ (0.07)   $  (0.40)   $  0.26    $ (0.07)   $ (0.40)
                                        =======    =======    ========    =======    =======    =======




Note 4 - Accounts Receivable

Accounts receivable consist of the following (in thousands):



                                                 December 31,
                                           2002            2003
                                       ------------    ------------

Trade debtors..........................$   160,835     $   198,110
Other receivables......................     12,109          13,710
Allowance for doubtful accounts........    (11,834)        (15,822)
                                       -----------     -----------
   Accounts receivable, net............$   161,109     $   195,998
                                       ===========     ===========

                           HEAD N.V. AND SUBSIDIARIES

            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


Note 5 - Inventories

Inventories consist of the following (in thousands):


                                                          December 31,
                                                      2002            2003
                                                  ------------    ------------

Raw materials and supplies.........................$    18,526     $    21,545
Work in process....................................      6,486           9,388
Finished goods.....................................     67,766          66,421
Provisions.........................................    (15,140)        (16,154)
                                                   -----------     -----------
   Total inventories, net..........................$    77,638     $    81,200
                                                   ===========     ===========



Note 6 - Marketable Securities

Marketable securities consist of the following (in thousands):


                                                          December 31,
                                                  -----------------------------
                                                      2002            2003
                                                  ------------    ------------
Available-for-Sale
------------------

Austrian government debt securities.................$    114        $    137
Corporate debt securities...........................     340             410
Other securities....................................   2,264           2,602
                                                    --------        --------
   Total Marketable securities available-for-sale...   2,718           3,149

   Less: Short-term portion.........................    (402)           (323)
                                                    --------        --------
   Total Long-term marketable securities............$  2,316        $  2,826
                                                    ========        ========


The following table is a summary of the Company's investments' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in an unrealized loss position, at December 31, 2003.

                             Less Than 12 Months    12 Months or More          Total
                             -------------------   -------------------   -------------------
                              Fair    Unrealized    Fair    Unrealized    Fair    Unrealized
                              Value     Losses      Value     Losses      Value     Losses
                             -------    -------    ------     -------    -------    -------
Austrian government
debt securities..............$    --    $    --    $   137    $     0    $   137    $     0
Corporate debt securities....     --         --        410          0        410          0
                             -------    -------    -------    -------    -------    -------
  Subtotal, debt securities..     --         --        547          0        547          0
Other securities.............    323          0      2,279        208      2,602        208
                             -------    -------    -------    -------    -------    -------
  Total temporarly
  impaired securities........$   323    $     0    $ 2,826    $   208    $ 3,149    $   208
                             =======    =======    =======    =======    =======    =======

                           HEAD N.V. AND SUBSIDIARIES

            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


Maturities of debt securities are as follows (in thousands):

                                                       December 31,
                                                           2003
                                                       ------------

Mature within 1 year................................    $      --
Mature between one year and five years..............          547
Mature between five years and ten years.............           --
Mature after ten years..............................           --
                                                        ---------
Total Marketable securities.........................    $     547
                                                        =========

Marketable securities with a maturity of less than one year are included in other current assets in the accompanying consolidated balance sheets.

Note 7 - Property, Plant and Equipment

Property, plant and equipment consist of the following (in thousands):

                                                            December 31,
                                                   -----------------------------
                                                       2002             2003
                                                   ------------     ------------

Land...............................................$   4,150        $   4,490
Buildings..........................................   26,800           36,214
Machinery and equipment............................  133,531          164,013
                                                   ---------        ---------
                                                     164,481          204,718
Less: Accumulated depreciation.....................  (91,325)        (128,024)
                                                   ---------        ---------
    Total Property, plant and equipment, net.......$  73,156        $  76,694
                                                   =========        =========


The useful lives used in computing depreciation are as follows:
                                                                         Years
                                                                        -------
Buildings...............................................................10 - 48
Machinery and equipment................................................. 2 - 20

Note 8 - Credit Risk Concentrations

Financial instruments which potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, marketable securities and accounts receivable. The Company places cash with high quality financial institutions. The Company's customers are concentrated in the retail industry however, concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of customers and their dispersion across many geographic areas. The Company generally performs credit reviews and sometimes obtains credit insurance before extending credit.

                           HEAD N.V. AND SUBSIDIARIES

            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


Note 9 - Fair Value of Financial Instruments

The carrying value of the Company's financial instruments approximates fair value at December 31, 2002 and 2003. The carrying amounts reported in the consolidated balance sheet for cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and short-term borrowings approximate fair value due to the short maturity of these instruments and the floating interest rates of the short-term borrowings. The carrying amounts of marketable securities are equal to fair value on quoted market prices at December 31, 2002 and 2003 (see Note 6).

The carrying value of the Company's senior notes and other long-term debt approximates fair value based on current rates offered and quoted market price of debt with similar terms.

As a result of adopting SFAS 133 and in accordance with the transition provisions of that standard, the Company recorded a one-time net-of-tax unrealized gain of $1.9 million to AOCI as of January 1, 2001. The Company reclassified a gain of $1.9 million from AOCI to earnings during the year ended December 31, 2001 due to the realization of the underlying transactions.

The Company recorded the change in fair market value of derivatives related to cash flow hedges to AOCI of $0.6 million and $1.1 million, net of tax, for year ended December 31, 2002 and 2003, respectively, all of which is expected to be reclassified to earnings during the next twelve months. The time value component excluded from effectiveness testing was not material for the periods presented.

For the year ended December 31, 2002 and 2003, the Company reclassified a gain from AOCI to earnings of $1.5 million and $0.6 million, net of taxes, respectively.

The following table provides information regarding the Company's foreign exchange forward and option contracts as of December 31, 2002 and 2003. The fair value of the foreign currency contracts represent the amount the Company would receive or pay to terminate the contracts, considering first, quoted market prices of comparable agreements, or in the absence of quoted market prices, such factors as interest rates, currency exchange rates and remaining maturity.

                                                    As of December 31, 2002
                                               -------------------------------
                                               Contract    Carrying     Fair
                                                amount      value      value
                                               --------    --------   --------

Forward foreign exchange contracts ............$  13,566    $  140    $  140
Foreign exchange option contracts .............$   1,854    $   33    $   33




                                                    As of December 31, 2003
                                               -------------------------------
                                               Contract    Carrying     Fair
                                                amount      value      value
                                               --------    --------   --------
Forward foreign exchange contracts.............$ 11,997     $  811     $  811
Foreign exchange option contracts..............$  1,870     $   86     $   86

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objectives and strategies for undertaking various hedge transactions. The Company links all derivatives that are designated as hedging instruments in foreign currency cash flow hedges to forecasted transactions or firm commitments. In accordance with the provision of SFAS 133, the Company assesses, both at the

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


inception of each hedge and on an on-going basis, whether the derivatives that are designated in hedging qualifiying relationship are highly effective in off setting changes in fair values or cash flows of hedged items. When it is determined that a derivative is no longer highly effective as a hedge, the Company discontinues hedge accounting prospectively.

The counterparties to the foreign currency contracts are major international banks. Such contracts are generally for one year or less.

Note 10 - Short-Term Borrowings

Short-term borrowings before reclassification of $31.8 million to long-term debt (see note 29) consist of the following (in thousands):

                                                            December 31,
                                                   -----------------------------
                                                       2002             2003
                                                   ------------     ------------

Lines of credit....................................$    58,773      $    69,265

In the second quarter of 2001, the Company's subsidiaries entered into a new financing agreement providing multiple revolving credit lines with the "Raiffeisenzentralbank" ("RZB"), "Erste Bank" and "Osterreichische Kontrollbank" ("OEKB") which were renegotiated in 2003, in the total amount of (euro)25.0 million ($31.6 million) secured by all Austrian trade receivables. In addition, the Company has lines of credit with several banks in Italy, France, Austria, Czech Republic, Canada and Japan of $51.3 million. Further, the Company has a $15.0 million credit line with Fleet Capital Corporation. As of December 31, 2003, $23.7 million was available under these credit lines and $4.9 million have been pledged for certain agreements. The weighted average interest rate on outstanding short-term borrowings was 3.7% and 3.2% as of December 31, 2002 and 2003, respectively.

The Company intends and has the ability to repay $31.8 million of its short-term loans by senior notes, therefore they have been reclassified to long-term debt as of December 31, 2003 (see note 29).

Note 11 - Accounts Payable

Accounts payable consist of the following (in thousands):

                                                            December 31,
                                                       2002             2003
                                                   ------------     ------------

Accounts payable - trade...........................$   21,815       $   24,123
Salaries and wages.................................     1,952            2,172
Allowances and Warranty............................       510              894
Customs duties.....................................        36            1,469
Fiscal authorities.................................     2,377            3,697
Social institutions................................     1,021            1,626
Other..............................................     5,358            5,487
                                                   ----------       ----------
                                                   $   33,069       $   39,468
                                                   ==========       ==========

                           HEAD N.V. AND SUBSIDIARIES

            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


Note 12 - Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following (in thousands):

                                                            December 31,
                                                   -----------------------------
                                                       2002             2003
                                                   ------------     ------------

Employee compensation and benefits.................$    6,643       $    9,568
Accrued warranties and allowances..................     8,055            8,305
Advertising........................................     1,896            2,718
Legal, auditing and consulting fees................     1,994            2,423
Fiscal authorities.................................     2,366              328
Commissions........................................     1,380            4,199
Accrued interest...................................     3,564            4,442
Restructuring......................................        --            4,800
Other..............................................    13,490           15,109
                                                   ----------       ----------
                                                   $   39,388       $   51,892
                                                   ==========       ==========

The restructuring accruals include those for severance and excess rent. (See
Note 28).

Product Warranties

Included in accrued warranties and allowances are product warranties that have a probable likelihood of loss and are estimated based on weighted prior year experiences for recognized revenues. As of December 31, 2003, accruals for warranties consist of the following (in thousands):

                                                          December 31,
                                                              2003
----------------------------------------------------------------------
Balance at the beginning of the period                    $   2,484
Current year provision                                        2,859
Settlements made during the period                           (2,707)
Reversal                                                        (25)
Translation adjustment                                          492
                                                          ---------
Balance at the end of the period                          $   3,103
                                                          =========

                           HEAD N.V. AND SUBSIDIARIES

            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


Note 13 - Long-Term Debt

Long-term debt before reclassification consists of the following (in thousands):

                                                            December 31,
                                                   ----------------------------
                                                       2002             2003
                                                   ------------     -----------
Senior notes.....................................     68,852           82,925
Other long-term debt.............................     27,268           32,642
                                                   ---------        ---------
   Total long-term borrowings....................     96,120          115,567

   Less current portion..........................     (2,349)          (3,392)
                                                   ---------        ---------
   Long-term portion............................. $   93,771        $ 112,175
                                                   =========        =========


As of December 31, 2003, $31.8 million of its short-term loans have been reclassified due to the Company's intention and ability to refinance it by senior notes (see note 29).

Senior Notes

On July 15, 1999, one of the Company's wholly-owned subsidiaries, Head Holding issued (euro)100.0 million of senior notes. The notes bear interest of 10.75% per annum, which is payable semi-annually and mature in total on July 15, 2006. Among other restrictions, the notes include certain restrictive terms regarding investments, distributions and incurrence of additional indebtedness by the Company.

On January 5, 2000, a registration statement for the exchange of the original 10.75% senior notes for new 10.75% senior notes was made effective by the U.S. Securities Exchange Commission (SEC). On February 9, 2000, this Exchange Offer was consummated.

In October 2000, the Company repurchased (euro)30.9 million of its senior notes in a series of transactions using part of the proceeds of the Company's initial public offering. In July 2002, the Company repurchased another (euro)3.6 million of its senior notes. The remaining balance of (euro)65.5 million ($82.9 million) at December 31, 2003, has been repaid with the proceeds of the senior notes offered in 2004 (see note 29).

Sale-Leaseback Transaction

The Company entered into an agreement on June 28, 2002, whereby it sold land and building to an unrelated bank and leased it back over a 15 year term. The proceeds of this sale were (euro)10.6 million. The Company has the obligation to purchase the property back after 15 years for (euro)8.2 million. The Company may also repurchase the property at its option from the first until the tenth year of the arrangement for the present value of the future lease payments and the remaining residual value.

The Company is also required to pay the bank a monthly deposit of (euro)0.01 million, which will be repaid to the Company, plus interest of 6.7%, at the time of repurchase.

Because of the Company's continuing involvement, this transaction has been accounted for as a financing such that the Company has recorded (euro)10.6 million of cash and long-term borrowings.

                           HEAD N.V. AND SUBSIDIARIES

            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


The Company's future minimum lease payments as of December 31, 2003, are as follows:


                                    (in thousands)
------------------------------------------------------
2004                                 $      1,014
2005                                        1,014
2006                                        1,014
2007                                        1,014
2008                                        1,014
Thereafter                                 18,929,
                                     ------------
Total minimum payments                     24,001
Amount representing interest              (10,772)
                                     ------------
Obligations under financing
activity                                   13,230
Obligations due within one year              (138)
                                     ------------
Long-term obligations under
financing activity                      $  13,092
                                        =========


As of December 31, 2003 the net book value of land and building under the sale-leaseback arrangement consists of the following (in thousands):


                                          Land           Building
----------------------------------------------------------------------
Cost                                $       1,288     $       10,593

Less: Accumulated depreciation                --              (8,540)
                                    -------------     --------------
Net book value                      $       1,288     $        2,053
                                    =============     ==============

Mortgage Agreement

In 2002, one of the Company's subsidiaries entered into a mortgage agreement secured by the Penn Phoenix property with an unrelated financial institution of $4.8 million over a 15 year term at an interest rate of 7.33%.

Other long-term debt

Other long-term debt comprises secured loans in Austria, Italy and Czech Republic outstanding with several banks. The weighted average interest rate on outstanding borrowings was 3.9% and 2.7% as of December 31, 2002 and 2003, respectively. Borrowings mature at various dates through 2009.

                           HEAD N.V. AND SUBSIDIARIES

            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


Maturities of long-term debt

Aggregate maturities of long-term debt, other than the sale-leaseback transaction and before reclassification are as follows (in thousands):


                                                December 31,
                                                   2003
                                                -------------
2004.........................................    $    3,254
2005.........................................         3,003
2006.........................................        85,483
2007.........................................         2,604
2008.........................................         5,869
Thereafter...................................         2,124
                                                -----------
                                                 $  102,337
                                                ===========


Note 14 - Pension and Other Postretirement Benefit Plans

The Company funds leaving indemnities and pension liabilities paid to employees at some Austrian and other European locations. The indemnities are based upon years of service and compensation levels and are generally payable upon retirement or dismissal in some circumstances, after a predetermined number of years of service. The Company maintains sufficient assets to meet the minimum funding requirements set forth by the regulations in each country.

                           HEAD N.V. AND SUBSIDIARIES

            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


The table below shows the obligations and funded status as of December 31, 2002 and 2003 (in thousands):


                                                        Pension Benefits                Other Benefits
                                                     ----------------------         --------------------
                                                      2002            2003           2002          2003
                                                     ------          ------         ------        ------
Change in benefit obligation
Benefit obligation at beginning of year...........   $   6,850       $   8,301      $  11,775     $  14,318
Service cost......................................         449             541          1,408         1,643
Interest cost.....................................         346             444            351           456
Plan amendments...................................          --             (22)            --            --
Actuarial loss (gain).............................         (39)           (268)           260           138
Benefit payments..................................        (251)           (275)        (1,152)       (2,808)
Translation adjustment...........................          945           1,671          1,676         2,849
                                                      ---------       ---------      ---------     ---------
Benefit obligation at end of year.................       8,301          10,392         14,318        16,595
                                                      ---------       ---------      ---------     ---------
Change in plan assets
Fair value of plan assets at beginning of year....       4,108           4,490             --            --
Actual return on plan assets......................        (380)            201             --            --
Employer contribution.............................         198             185             --            --
Benefit payments..................................         (69)            (57)            --            --
Plan participants' contributions                           138             114
Asset transferred ................................          --             (10)            --            --
Translation adjustment............................         495             808             --            --
                                                      ---------       ---------      ---------     ---------
Fair value of plan assets at end of year .........       4,491           5,730             --            --
                                                      ---------       ---------      ---------     ---------
Funded status.....................................       3,810           4,661         14,318        16,595
Unrecognized net actuarial gain...................        (737)           (849)        (1,931)       (2,109)
Unrecognized prior service cost...................         126              96             --            --
Unrecognized net transition obligation............          48              56             19            --
Translation adjustment............................         (61)            (81)          (328)         (277)
                                                      ---------       ---------      ---------     ---------
Net amount recognized ............................   $   3,186       $   3,884      $  12,077     $  14,210
                                                      =========       =========      =========     =========

Amounts recognized in the statement of financial positions consists of (in thousands):



                                                        Pension Benefits                Other Benefits
                                                     ----------------------         --------------------
                                                      2002            2003           2002          2003
                                                     ------          ------         ------        ------
Other assets......................................   $    (343)      $    (404)     $      --     $      --
Accrued benefit cost..............................       3,589           4,355         12,077        14,210
Accumulated other comprehensive income............         (60)            (67)            --            --
                                                      ---------       ---------      ---------     ---------
Net amount recognized.............................   $   3,186       $   3,884      $  12,077     $  14,210
                                                      =========       =========      =========     =========


                           HEAD N.V. AND SUBSIDIARIES

            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


As of December 31, 2002 and 2003 pension plans with an accumulated benefit obligation excess of plan assets consist of the following (in thousandS).

                                             December 31
                                       ------------------------
                                          2002          2003
                                        -------        ------
Projected benefit obligation........   $    832        $  884
Fair Value of plan assets...........        383           465


The Company's assets consist of equity funds at December 31, 2002 and 2003.

As of December 31, 2002 and 2003, the components of net periodic benefit costs consists of the following (in thousands):

                                                    Pension Benefits                  Other Benefits
                                                 ---------------------             --------------------
                                                  2002           2003               2002          2003
                                                 ---------------------             --------------------
Service cost...................................   $  449       $  541               $ 1,408    $  1,643
Interest cost..................................      346          444                   351         456
Expected return on plan assets.................     (256)        (306)                   --          --
Amortization of transition asset...............       --           (3)                   --          --
Amortization of prior service cost.............       --          (22)                   --          --
Recognized actuarial loss......................       16           14                    58         264
                                                  ------       ------                ------      ------
Net periodic benefit cost......................   $  555       $ 668                $ 1,818    $  2,363
                                                  ------       ------                ------      ------


As of December 31, 2002 and 2003 the weighted average assumptions used to determine benefit obligations are as following:


                                                    Pension Benefits                  Other Benefits
                                                 ---------------------             --------------------
                                                   2002        2003                  2002         2003
                                                 ---------------------             --------------------
Discount rate..................................    5.3%        5.0%                   5.0%           5.0%
Rate of compensation increase..................    3.2%        3.0%                   3.0%           3.0%


As of December 31, 2002 and 2003 the weighted average assumptions used to determine net periodic benefit cost are as following:

                                                    Pension Benefits                  Other Benefits
                                                 ---------------------             --------------------
                                                   2002        2003                   2002      2003
                                                 ---------------------             --------------------
Discount rate..................................    4.8%        4.7%%                5.0%        5.0%
Expected long-term return on plan assets.......    5.8%        5.3%                  --          --
Rate of compensation increase..................    2.9%        2.7%                 3.0%        3.0%

                           HEAD N.V. AND SUBSIDIARIES

            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


Note 15 - Commitments and Contingencies

Operating Leases

The Company leases certain office space, warehouse facilities, transportation and office equipment under operating leases which expire at various dates through 2009. Rent expense was approximately $2.3 million, $3.1 million and $3.6 million for the years ended December 31, 2001, 2002 and 2003, respectively.

Future minimum payments under non-cancelable operating leases with initial or remaining lease terms in excess of one year are as follows as of December 31, 2003 (in thousands):

                                                December 31,
                                                    2003
                                              ---------------
2004........................................   $      4,700
2005........................................          3,997
2006........................................          3,363
2007........................................          2,969
2008........................................          2,511
Thereafter for..............................            596
                                               -------------
                                               $     18,136
                                               ============


Litigation

From time to time the Company and its subsidiaries are involved in legal proceedings, claims and litigation arising in the ordinary course of business. In the opinion of management it is not possible to reasonably estimate the outcome of current legal proceedings, claims and litigation. However, management believes that the resolution of these matters will not materially affect the Company's financial position.

Note 16 - Accumulated Other Comprehensive Income Balance

The following table shows the components of AOCI:

                                                   For the Year Ended December 31, 2003
                                   --------------------------------------------------------------------------------
                                       Foreign      Unrealized                                        Accumulated
                                       Currency      Gains on        Minimum                              Other
                                      Translation   Derivative       Pension       Unrealized Loss    Comprehensive
                                      Adjustment    Instruments    Liabilities     on Securities         Income
                                     ------------  ------------    -----------    ----------------    --------------
                                                                 (in thousands)
Beginning balance..................   $   22,210   $  102          $    (60)          $  (138)          $   22,114
Current-period changes.............       26,543      511                --                33               27,087
Translation Adjustments............           --      (20)               (7)              (32)                 (59)
                                      ----------   ------          --------           -------            ---------
Ending balance.....................   $   48,753   $  592          $    (67)          $  (137)           $  49,142
                                      ==========   ======          =========          =======            =========

                           HEAD N.V. AND SUBSIDIARIES

            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


Note 17 - Shareholders' Equity

The Company is a Naamloze Vennootschap ("N.V."), a limited liability company under Dutch law. The registered capital of a N.V. is in the form of shares which represent negotiable securities. The minimum registered and authorised capital requirement is(euro)225,000 (approximately $0.24 million) and the minimum paid in capital requirement for a N.V. is(euro)45,000 (approximately $0.05 million).

At December 31, 2002 and 2003, 39,820,677 shares were authorized and issued, respectively.

Dividends

The Company declared and paid a dividend of (euro)0.14 (approximately $0.13) per share during the year ended December 31, 2002. In 2003, due to the current economic environment the Company did not consider it prudent to pay a dividend.

Treasury Stock

On May 28, 2002, the Board of Management was granted the authority to repurchase shares representing up to 10% of the Company's issued share capital was extended until November 28, 2003. Pursuant to this resolution between August 15, 2002 and October 21, 2002 the Company purchased 1,247,050 shares of treasury stock at the prevailing price in the total amount of $3.0 million.

Pursuant to existing resolutions which were approved on May 20, 2003 the Board of Directors is authorized to buy back a maximum of 30% of the Company's issued share capital during a period of 18 months, although the Company will not hold more than 10% of the Company's issued shares at any time. For the year ended December 31, 2003, the Company has purchased 577,775 shares of treasury stock at the prevailing price in the total amount of $1.2 million.

As of December 31, 2002 and 2003, the Company held 1,843,460 and 2,421,235 treasury shares, respectively.

Stichting

The Stichting Head Option Plan (the "Stichting") is a Dutch foundation, the Board of which is Head Sports Holdings N.V., an entity that is ultimately controlled by Johan Eliasch and his family members. The Stichting holds, votes, and receives dividends on certain of the Company's ordinary shares. In conjunction with the Company's option plans (see Note 27), the Stichting also issues depository receipts to option holders, upon exercise of the option. Holders of depositary receipts are entitled to dividends paid on the Company's shares and to proceeds on the sales of their shares upon request to the Stichting. However, such holders have no voting rights.

On May 25, 2001, Head N.V. transferred 2,041,300 shares, with an original cost of $10.6 million, to the Stichting. The Stichting will use these shares to fulfill the Company's obligations under the Head Tyrolia Mares Group Executive Stock Option Plan 1998. The Stichting intends to remit proceeds from the exercise of employee stock options to the Company. Such shares have been recorded as a reduction of the Company's equity.

In 2002, option holders exercised 607,622 options under "Plan 1998". The Company repurchased certain of these shares via the Stichting at a market price of $1.3 million.

In 2003, 56,790 options under our stock option plan 1998 were exercised at a price between $0.29 and $0.31 per share.

As of December 31, 2002 and 2003, the Stichting held 1,433,678 and 1,376,888 treasury shares, respectively.

                           HEAD N.V. AND SUBSIDIARIES

            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 18 - Income Taxes

The following table summarizes the significant differences between the Dutch federal statutory tax rate and the Company's effective tax rate for financial statement purposes.

                                                           For the Years Ended December 31,
                                                   --------------------------------------------------
                                                           2001                 2002                 2003
                                                   ---------------       --------------       --------------
Dutch statutory tax rate........................         35.0%                34.5%                34.5%
Tax rate differential...........................         (0.4)                 N/M                 (0.1)
Other...........................................         (2.9)                 N/M                 (6.9)
Foreign rate differentials......................          0.4                  N/M                  0.7
Valuation allowance.............................         (4.5)                 N/M                (34.2)
                                                    --------------      ---------------      ---------------
Effective tax rate..............................         27.6%                 N/M                 (6.0)
                                                    ==============       ==============       ==============

In 2002, the Dutch statutory tax rate differed from the effective tax rate primarily due to significant incremental income tax in Austria and Italy.

Deferred tax assets (liabilities) consist of the following as of December 31, 2002 and 2003 (in thousands):


                                                                December 31,
                                                ------------------------------------------
                                                       2002                    2003
                                                -----------------       ------------------
Short-term:

Deferred tax asset:

Tax loss carried forward.......................   $   3,306                $   4,437
Inventory reserve..............................       4,690                    5,387
Reserve for doubtful accounts..................       1,420                    2,441
Other..........................................       2,093                    3,536
                                                    --------                  ------
    Total Short-term deferred tax assets.......      11,509                   15,800

Deferred tax liabilities:

Deferred expenses..............................   $  (1,473)                  (1,291)
Accrued liabilities............................        (265)                    (240)
Other..........................................        (454)                  (3,006)
                                                    -------                ---------
    Total Short-term deferred tax liability....      (2,192)                  (4,537)
                                                    -------                ---------
    Total Short-term deferred tax asset, net...   $   9,317                $  11,262
                                                    =======                =========


The short-term deferred tax asset, net is classified in prepaid expenses.

                           HEAD N.V. AND SUBSIDIARIES

            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


                                                    December 31,
                                                         2002                    2003
                                                  -----------------       ------------------
Long-term:

Deferred tax asset:

Tax loss carried forward.......................    $  102,094              $   130,134
Intangible assets..............................         1,533                      617
Fixed assets...................................           596                      833
Lease obligations..............................         3,773                    4,498
Other..........................................           730                      887
                                                      -------                  -------
    Total Long-term deferred tax assets........       108,726                  136,969

Deferred tax liabilities:

Investments....................................    $  (16,291)                 (18,820)
Fixed assets...................................        (1,608)                  (1,952)
Other..........................................        (1,046)                    (778)
                                                      -------                  -------
    Total Long-term deferred tax liability.....       (18,945)                 (21,551)

Valuation allowance............................       (11,633)                 (23,358)
                                                      -------                  -------
    Total Long-term deferred tax asset, net....    $   78,148               $   92,060
                                                      =======                 ========


The Company has net operating loss carryforwards of approximately $307.2 million and $394.5 million as of December 31, 2002 and 2003, respectively. These net operating losses are available in the following jurisdictions (in thousands):

                                                  December 31,
                                          2002                    2003
                                   -----------------       ------------------
Austria...........................    $    276,233             $   348,791
Germany............................          8,648                  19,184
Other Europe.......................            812                   4,615
Japan..............................            318                      --
North America......................         21,204                  21,916
                                        ----------                --------
                                      $    307,215             $   394,506
                                        ==========               =========

The table below shows income (loss) before income taxes by geographic region (in thousands):

                                              For the Years Ended December 31,
                                     --------------------------------------------------
                                         2001                 2002                 2003
                                    ---------------       --------------       -----------
Austria.........................      $ 10,505            $   2,420             $  1,497
Germany.........................         (233)                  129                    5
Other Europe....................       (3,441)                 (289)             (15,123)
Japan...........................         1,134                1,276                1,198
North America...................         6,608               (3,520)              (1,401)
                                     ---------             --------            ---------
Total...........................      $ 14,573            $      15             $(13,825)
                                     ==========            =========           =========


In July 1996, commensurate with the European Commission's (EC) decision allowing the contribution received by HTM Sport- und Freizeitgerate AG (HTM) from Austria Tabak (former owner) as restructuring aid, the EC limited

                           HEAD N.V. AND SUBSIDIARIES

            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


the utilization of certain net operating losses (approximately $65.5 million as of December 31, 2003). These net operating losses and any related deferred tax asset are not included in the above amounts due to the limitation.

In light of the Company's profitability, the Company released a substantial portion of the valuation allowance in 2001 relating to net operating loss carryforwards.

Austria and Germany allow an unlimited carryover of net operating losses, whereas Japan and the United States allow 5 and 15 year carryovers, respectively.

 Note 19 - Employee termination and other related costs

The company accrued a one time employee termination benefit and other related costs of $ 0.8 million in the first quarter of 2001 which is included in general and administrative expense in the accompanying consolidated financial statements of operations.

Note 20 - Research and Development Expense

The Company incurred research and development expense in the amount of $9.5 million, $11.0 million and $13.6 million for the years ended December 31, 2001, 2002 and 2003, respectively. Research and development expense is included in cost of sales in the accompanying statements of operations.

Note 21 - Advertising Expense

The Company incurred advertising costs of $35.7 million, $32.8 million and $36.9 million for the years ended December 31, 2001, 2002 and 2003, respectively. Advertising expenses are included in selling and marketing expense in the accompanying consolidated statement of operations.

Note 22 - Segment Information

The Company operates in one industry segment, Sporting Goods. The tables below show revenues from external customers and long-lived assets by geographic region based on the location of the Company's subsidiaries (in thousands):

                           HEAD N.V. AND SUBSIDIARIES

            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS



                                                For the Years Ended December 31
                                        -------------------------------------------------
                                            2001               2002             2003
                                         --------            -------          --------
Revenues from External Customers:
Austria...............................  $  67,753           $  61,151        $  85,511
Italy.................................     63,924              60,554           60,778
Germany...............................     41,818              41,845           47,946
France................................     29,077              27,885           33,212
United Kingdom/Ireland................      8,345              17,923           20,590
Japan.................................     17,940              20,098           21,697
Other (Europe)........................     31,254              34,235           40,632
North America.........................    131,911             123,794          120,843
                                        ---------            --------         --------
Total revenues                          $ 392,021           $ 387,487        $ 431,208
                                        =========            ========         ========


                                                December 31,
                                        ------------------------------
                                           2002               2003
                                        ---------           --------
Long-lived assets:
Austria...............................  $  20,722         $  24,242
Italy.................................     21,553            22,953
Germany...............................      1,019               841
France................................        199               218
United Kingdom/Ireland................      6,102             3,992
Japan.................................      1,516             1,625
Other (Europe)........................      9,857            12,360
North America.........................     32,426            30,699
                                         --------          --------
     Total Assets.....................  $  93,393         $  96,930
                                         ========          ========



Note 23 - Related Party Transactions

The Company receives administrative services from corporations which are ultimately owned by the principal shareholder of the Company. Administrative expenses amounted to approximately $1.2 million, $1.2 million and $3.5 million for the years ended December 31, 2001, 2002 and 2003, respectively. The company is based in the Netherlands and provides investor relations, corporate finance, legal and consulting services.

In 2002 and 2003, one of the Company's subsidiaries leased its office building from its general manager. Rental expenses amounted to approximately $0.1 million and $0.04 million for the years ended December 31, 2002 and 2003.

Note 24 - Invested Intercompany Loans

As of January 2, 2003 one of the Company's euro-based subsidiaries reclassified non-euro denominated intercompany accounts receivable to permanently invested intercompany receivables of $36.1 million and recorded foreign exchange losses of $6.6 million in other comprehensive income.

                           HEAD N.V. AND SUBSIDIARIES

            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


Note 25 - Gain on sale of Property

In 2001 and 2002, the Company sold in parts the building used in its Italian operations for $1.1 million and $0.6 million, respectively, resulting in a gain of $0.9 million in 2001 and $0.4 million in 2002.

The Company's total proceeds on the sale of property were $1.1 million, $2.1 million and $0.3 million resulting in gains of $0.9 million, $0.8 million and a loss $0.1 million for the years ended December 31, 2001, 2002 and 2003, respectively. These gains (loss) are included in general and administrative expense in the accompanying consolidated statements of operations.

Note 26 - Equity investment

The Company owned an interest in a distribution company which was accounted for under the equity method of accounting. During 2001, the Company wrote down its investment and note receivable balance and recorded an additional liability associated with the Company's $1.1 million share of the investment's net loss, due to a $0.7 million guarantee provided to the investment. On December 14, 2001, the Company divested the distribution company with no further obligations.

Note 27 - Stock Option Plans

The Company accounts for its stock options in accordance with SFAS 123. Accordingly, the Company records stock-based compensation expense based on the grant-date fair values of the stock options computed using the Black-Scholes option pricing model. Stock-based compensation expense is recognized over the vesting term of the options and amounted to $2.0 million, $1.6 million and $0.7 million for the years ended December 31, 2001, 2002 and 2003, respectively.

Plan 1998

In November 1998, the Company adopted the Head Tyrolia Mares Group Executive Stock Option Plan (the "Plan"). A total of 2,424,242 options were reserved to be granted under the terms of the Plan. The Plan provided for grants of stock options to officers and key employees of Head N.V. and its subsidiaries. The exercise price for all stock options granted under the Plan was fixed at inception of the Plan and increases at the rate of 10% per annum until the options are exercised. Options generally vest over a period of 4 years and are subject to the Company meeting certain earnings performance targets during this period. Options vested under the plan were not exercisable prior to the end of the two year lock-up period following the initial public offering. Options have a maximum term of 10 years. As of December 31, 2003, 145,848 shares were available for grant under the Plan.

The weighted average grant-date fair values using the Black-Scholes option pricing model was $5.42 and $8.84 per share for options granted in 1999 and 2000, respectively.

The fair values of options granted during 1999 and 2000 were estimated on the date of grant using the following weighted average assumptions: no dividends; expected volatility of 0% (all options granted prior to IPO); expected terms of
3.6 and 4.0 years, respectively; and risk free interest rates of 5.76% and 6.63%, respectively. The Company has also assumed that all performance targets will be achieved and all options granted will become fully vested.

As of December 31, 2003, the weighted average remaining contractual life of the outstanding stock options is 5.6 years, and 770,528 options are vested and exercisable.

                           HEAD N.V. AND SUBSIDIARIES

            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


                                                              Exercise Price Less Than
                                                              Grant Date Stock Fair Value
                                                 --------------------------------------------------------
                                                         Number                    Weighted average
                                                        of shares                   exercise price
                                                 ------------------------    ----------------------------


Balance, December 31, 1998.......................            1,465,686          $          0.32
Granted..........................................              783,620                     0.32
                                                 ---------------------          ---------------------
Balance, December 31, 1999.......................            2,249,306                     0.32
Granted..........................................               29,088                     0.32
                                                 ---------------------          --------------------
Balance, December 31, 2000 and 2001..............            2,278,394                     0.32
Exercised (see Note 17)..........................            (607,622)                     0.32
                                                 ---------------------          --------------------
Balance, December 31, 2002.......................           1,670,772                      0.32
Exercised (see Note 17)..........................             (56,790)                     0.32
                                                 ---------------------          --------------------
Balance, December 31, 2003.......................            1,613,982          $          0.32
                                                 =====================          ====================

Plan 2001

In September 2001, the Company adopted the Head N.V. Executive Stock Option Plan 2001 (the "Plan 2001"). The Plan 2001 provides for grants of stock options to officers and employees of Head N.V. and its subsidiaries. On September 28, 2001, a total of 3,982,068 options were granted under the terms of the Plan 2001. In accordance with SFAS No. 123, the Company records stock-based compensation expense on the grant-date fair values of the stock options computed using the Black-Scholes option pricing model. As of December 31, 2001, the weighted-average fair value of the grant was $0.77, which was estimated using the following assumptions: no dividends, expected volatility of 28%, expected term of 5.6 years, and risk-free interest rate of 3.6%.

The exercise price for all stock options granted under the Plan was fixed at inception of the Plan 2001. The vesting period varies from 0 to 6 years. The Chairman and Chief Executive Officer received 1,426,470 options under this grant, which vested immediately. The Company assumes that all options granted will become fully vested. Options have a maximum term of 10 years. As of December 31, 2003 no shares were available for grant under the Plan 2001.


                                                              Exercise Price Greater Than
                                                              Grant Date Stock Fair Value
                                                 --------------------------------------------------------
                                                         Number                    Weighted average
                                                        of shares                   exercise price
                                                 ------------------------    ----------------------------


Balance, December 31, 2000...................                    0                 $           --
Granted......................................            3,982,068                           4.31
                                                      ------------                  --------------
Balance, December 31, 2001, 2002 and 2003....            3,982,068                 $         4.31
                                                      =============                 ==============

As of December 31, 2003, the weighted average remaining contractual life of the outstanding stock options is 7.7 years, and 1,701,480 options are exercisable under the Plan 2001.

                           HEAD N.V. AND SUBSIDIARIES

            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


Note 28 - Restructuring Costs

In 2003 the Company announced a number of restructuring initiatives.

US facility consolidation

In order to increase utilization of the Company's warehouse facilities and to centralize headquarter functions the Company recorded restructuring costs $0.4 million consisting of termination benefits incurred for the movement of our US winter sports organization to our US headquarters, the shutdown of current warehouse facilities and, the closing of the office, and other costs associated with the restructuring program. As of December 31, 2003, these restructuring activities were completed and no additional costs are expected to be incurred.

Additionally, the Company shut down its US warehouse for diving products. Upon discontinuing use of the facility we expensed $0.4 million for excess rent. This restructuring process was finalized in January 2004.

Ireland facility closure

Further to improve utilization of the Company's production capabilities, the Company announced and is in the process of closings its tennis ball production facility in Mullingar, Ireland and transferring these operations to its existing, under-utilized plant in Phoenix, Arizona. We recognized costs totaling $7.0 million relating to this program consisting of an impairment and employee severance costs. The closing of the plant is scheduled for March 2004. In connection with these efforts we expect to incur additional costs of $2.1 million.

Estonia closure

The Company has transferred all of its manufacturing operations in Tallinn, Estonia, which manufacture ski boots and certain diving products, to a recently purchased plant in Litovel in the Czech Republic and expensed $0.6 million. The Company has already ceased production at its Estonia plant in preparation for the closing, currently scheduled for the end of 2004, and the subsequent sale of the property.

                           HEAD N.V. AND SUBSIDIARIES

            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


Impairment, restructuring charges and other related restructuring program costs incurred in 2003 are summarized as follows (in thousands):

                                Impairment      Employee        Excess rent     Other related        Total
                                              termination                       restructuring       impairment,
                                                benefits                          program          restructuring
                                                                                    costs           charges and
                                                                                                   other related
                                                                                                   restructuring
                                                                                                      program
                                ----------    -----------       ------------    --------------     ---------------
US facility consolidation......  $      --    $     427         $    380        $        --        $      807
Ireland facility closure.......      2,625        4,362               --                 --             6,988
Estonia closure................         --          386               --                187               573
                                ----------    ---------         --------         ----------         ---------
                                     2,625    $   5,175         $    380        $       187        $    8,368
Identified restructuring and
future related program costs...         --           --               --              2,111             2,111
                                ----------    ---------         --------         ----------         ---------
   Total restructuring costs...  $  2,625     $   5,175         $    380        $     2,298        $   10,479
                                ==========    =========         ========         ==========         ==========
Restructuring costs
accrued........................  $     --     $   4,420         $    380        $         -        $    4,800
paid/incurred..................     2,625           755                -                187             3,567
                                ----------    ---------         --------         ----------         ---------
   Restructuring costs
        incurred in 2003.......  $  2,625     $   5,175         $    380        $       187        $    8,368
                                ==========    =========         ========         ==========         ==========


Note 29 - Subsequent Events

In January 2004, one of the Company's subsidiaries sold (euro)135.0 million of 8.5% unsecured senior notes due 2014, guaranteed by Head N.V. and certain of its subsidiaries. An application has been made to list the notes on the Luxembourg Stock Exchange.

With the proceeds from the sale, all of the Company's outstanding 10.75% senior notes due 2006 were redeemed. The total redemption payment was (euro)70.1 million of which (euro)3.5 million represents the redemption premium. In addition, the Company expects to use a portion of the remaining proceeds to repay (euro)31.5 million of other outstanding debt. As of December 31, 2003,
(euro)25.1 million ($31.8 million) short-term loans have been reclassified to long-term debt due to the Company's intention to refinance them by senior notes. The remainder of the proceeds will be used for working capital and general corporate purposes.

                           HEAD N.V. AND SUBSIDIARIES

             REVIEW ON THE FOURTH QUARTER AND YEAR END RESULTS 2003


Overview:

The Company is a leading global manufacturer and marketer of branded sporting goods serving the skiing, tennis and diving markets. We have created or acquired a portfolio of brands - Head (principally alpine skis, ski boots and snowboard products, tennis, racquetball and squash racquets), Penn (tennis balls and racquetball balls) Tyrolia (ski bindings), Mares and Dacor (diving equipment). Our key products have attained leading market positions and have gained visibility through their use by many of today's top athletes.

With a broad product offering marketed mainly from middle to high price points, the Company supplies sporting equipment and accessories to all major distribution channels in the skiing, tennis and diving markets, including pro shops, specialty sporting goods stores and mass merchants. Head N.V.'s products are sold through over 32,000 customers in over 80 countries and target sports enthusiasts of varying levels of ability and interest ranging from the novice to the professional athlete. The Company's strongest presence has traditionally been in Europe, and in recent years the Company has built market share in the United States, the next largest market for the Company's products after Europe.

Over the last 54 years, we believe we have earned a reputation as a leading developer and manufacturer of innovative, high-quality and technologically advanced sporting equipment. Our focus continues to be our core products of skiing, tennis and diving equipment. In order to expand market share and maximize profitability, we have increased our emphasis on marketing and new product development, leveraging further our brands, global distribution network and traditional strength in manufacturing, and we have initiated a program to reduce our fixed costs and streamline our organizational structure.

We generate revenues in our principal markets by selling goods directly to retail stores and to a lesser extent, by selling to distributors. We also receive licensing and royalty income. As many of our goods, especially Winter Sports goods, are shipped during a specific part of the year, we experience highly seasonal revenue streams. Following industry practice, we begin to receive orders from our customers in the Winter Sports division from March until June, during which time we book approximately three quarters of our orders for the year. We will typically begin shipment of skis, boots and bindings in July and August, with the peak shipping period occurring in October and November. At this time, we will begin to receive re-orders from customers, which constitute the remaining quarter of our yearly orders. Re-orders are typically shipped in December and January. Racquet Sports and Diving product revenues also experience seasonality, but to a lesser extent than Winter Sports revenues.

Market Environment

After a slow beginning of the 2002/03 season due to a lack of snow in certain areas of Europe and Eastern North America and the difficult economic environment in the two important markets of Germany and Japan, the overall market for skis showed some recovery at the end of the 2002/03 season as well as during the beginning of the 2003/04 season.

The worldwide market in tennis has shown a decline as a result of various factors, including customer reaction to a slowing economy and reduced interest in the sport. However, the introduction of the Head Liquidmetal racquets in August 2003 resulted in some reversal of this trend starting in the third quarter of 2003, primarily in the United States and Japan. The market for tennis balls is generally perceived to have declined.

The overall market for diving equipment also generally is perceived to have declined primarily due to fewer people traveling worldwide to dive centers and resorts and making corresponding purchases of equipment. Industry observers expect the diving market to recover when customers feel that the threat of terrorism is sufficiently contained. We are successfully introducing diving products in new geographical areas such as Eastern Europe and Southeast Asia and focusing on reducing the number of offered products in order to have a simpler and more efficient line that continues to fulfill divers' needs.



                                      I

                           HEAD N.V. AND SUBSIDIARIES

             REVIEW ON THE FOURTH QUARTER AND YEAR END RESULTS 2003



We operate in a multi-currency environment and are subject to currency translation risk and, to a lesser extent, currency transaction risk, principally between the euro and U.S. dollar. Currency translation risk arises because we measure and record the financial condition and results of operations of each of our subsidiaries in their functional currency and then translate these amounts into U.S. dollars, our reporting currency. The functional currency of our European operations is the euro. Fluctuations in the value of the euro with respect to the U.S. dollar have had, and may continue to have, a significant impact on our financial condition and results of operations. We are subject to currency transaction risk whenever one of our subsidiaries enters into a transaction using a currency other than its functional currency. We reduce this risk, however, by seeking to match our revenues and costs, as well as assets and liabilities, in each currency.


Results of Operations:

The following table sets forth certain consolidated statements of operations data.

                                        For the Three Months Ended               For the Years Ended
                                                December 31,                         December 31,
                                     ---------------------------------     -------------------------------
                                       2002         2003         %            2002         2003        %
                                     ---------    --------    --------     ---------    ---------   ------
                                     (unaudited) (unaudited)                            (unaudited)
REVENUES                                         (in thousands)                         (in thousnds)
Total revenues...................... $ 135,764   $ 161,842     19.2%       $ 387,487   $ 431,208     11.3%
Cost of sales.......................    83,301      98,184     17.9%         233,402     266,023     14.0%
                                     ---------   ---------                 ---------   ---------
  Gross profit......................    52,463      63,658     21.3%         154,084     165,186      7.2%
                                     =========   =========                 =========   =========
  Gross margin......................    38.6%       39.3%                    39.8%        38.3%

Selling and marketing expense.......    27,477      34,441     25.3%         102,619     117,071     14.1%
General and administrative expense
 (excluding non-cash compensation
 expense)...........................     8,671      11,057     27.5%          32,081      38,847     21.1%
Non-cash compensation expense.......       407         164    -59.8%           1,632         654    -59.9%
Restructuring costs.................        --       7,493                        --       8,368
                                     ---------   ---------                 ---------   ---------
  Operating inocme..................    15,908      10,503    -34.0%          17,753         245    -98.6%
                                     =========   =========                 =========   =========
Interest expense....................    (3,007)     (3,759)    25.0%         (11,677)    (13,999)    19.9%
Interest income.....................       394         319    -19.0%             940       1,050     11.7%
Foreign exchange gain (loss)            (2,870)       (938)   -67.3%          (7,387)     (1,103)   -85.1%
Other income (expense), net.........       218          97    -55.5%             387         (18)  -104.6%
Income tax expense..................    (2,282)     (4,273)    87.3%          (2,630)       (832)   -68.4%
                                     ---------   ---------                 ---------   ---------
  Net income (loss).................  $  8,361   $   1,949    -76.7%       $  (2,615)   $(14,657)   460.6%
                                     =========   =========                 =========   =========



                                      II

                           HEAD N.V. AND SUBSIDIARIES

             REVIEW ON THE FOURTH QUARTER AND YEAR END RESULTS 2003

Total Revenues. For the three months ended December 31, 2003, total revenues increased by $26.1 million, or 19.2%, to $161.8 million from $135.8 million in the comparable 2002 period. For the twelve months ended December 31, 2003, total revenues increased by $43.7 million, or 11.3%, to $431.2 million from $387.5 million in 2002. This increase was primarily due to higher sales volumes of winter sports products and a positive impact from the strengthening of the euro against the US dollar partially offset by lower sales volumes of racquet sports and diving products.


                                        For the Three Months                  For the Years Ended
                                        ended December 31,                        December 31,
                                      --------------------------            --------------------------
                                        2002            2003                  2002              2003
                                      ---------       ----------            --------         ---------
                                     (unaudited)      (unaudited)                          (unaudited)
                                             (in thousands)                          (in thousands)

Product category
Winter Sports....................... $  81,435        $  106,343            $  144,667       $ 188,768
Racquet Sports......................    35,642            37,612               168,822         166,417
Diving..............................    15,927            14,939                65,600          66,322
Licensing...........................     2,760             2,947                 8,399           9,701
                                      --------         ---------             ---------        ---------
    Total Revenue .................. $ 135,764        $  161,842            $  387,488       $ 431,208
                                      ========         =========             =========        ========

Winter Sports revenues for the three months ended December 31, 2003 increased by $24.9 million, or 30.6%, to $106.3 million from $81.4 million in the comparable period in 2002. For the twelve months ended December 31, 2003 Winter Sports revenues increased by $44.1 million, or 30.5%, to $188.8 million from $144.7 million in 2002. This increase was due to higher sales volumes across all product lines and the strengthening of the euro against the US dollar.

Racquet Sports revenues for the three months ended December 31, 2003 increased by $2.0 million, or 5.5%, to $37.6 million from $35.6 million in the comparable 2002 period. For the twelve months ended December 31, 2003 Racquet Sport revenues decreased by $2.4 million, or 1.4%, to $166.4 million from $168.8 million in 2002. This decrease mainly results from lower sales volumes and average selling prices of tennis racquets and balls. The racquet industry as a whole suffered a decline in 2002 and 2003, due to consumer reaction to a slowing economy. During the fourth quarter 2003 we saw some recovery in sales volume relative to the previous nine months.

Diving product revenues for the three months ended December 31, 2003 decreased by $1.0 million, or 6.2%, to $14.9 million compared with $15.9 million in the same period in 2002. For the twelve months ended December 31, 2003, revenues increased by $0.7 million, or 1.1%, to $66.3 million from $65.6 million in 2002. This increase was due to the strengthening of the euro against the US dollar. We believe that the diving market is suffering from both consumer reaction to the perceived threat of terrorism and the general downturn in the economy, which has resulted in fewer people traveling worldwide to dive centers and resorts and making corresponding purchases of equipment.

Licensing revenues for the three months ended December 31, 2003 increased by $0.2 million, or 6.8%, to $2.9 million from $2.8 million in the comparable 2002 period. For the twelve months ended December 31, 2003, revenues increased by $1.3 million, or 15.5%, to $9.7 million from $8.4 million in 2002. This increase was due to the strengthening of the euro against the US dollar.

Gross Profit. For the three months ended December 31, 2003, gross profit increased by $11.2 million to $63.7 million from $52.5 million in the comparable 2002 period. Gross margin increased to 39.3% for the three months ended December 31, 2003 from 38.6% in the comparable 2002 period. For the twelve months ended December 31, 2003, gross profit increased by $11.1 million to $165.2 million from $154.1 million in 2002. Gross margin decreased to 38.3% in 2003 from 39.8% in 2002 due to lower average prices, the inclusion of costs associated with



                                       III

                           HEAD N.V. AND SUBSIDIARIES

             REVIEW ON THE FOURTH QUARTER AND YEAR END RESULTS 2003

various reorganization programs and the strengthening of the euro against the US dollar which adversely affected our euro-denominated costs.

Selling and Marketing Expense. For the three months ended December 31, 2003, selling and marketing expense increased by $7.0 million, or 25.3%, to $34.4 million from $27.5 million in the comparable 2002 period. For the twelve months ended December 31, 2003, selling and marketing expense increased by $14.5 million, or 14.1%, to $117.1 million from $102.6 million in 2002. This increase was due to exchange rate effects on these predominantly euro denominated costs and an increase of the allowances for bad debts amounting to $1.9 million.

General and Administrative Expense. For the three months ended December 31, 2003, general and administrative expense (excluding non-cash compensation expense) increased by $2.4 million, or 27.5%, to $11.1 million from $8.7 million in the comparable 2002 period. For the twelve months ended December 31, 2003, general and administrative expense increased by $6.8 million, or 21.1%, to $38.8 million from $32.1 million in 2002. The increase was due to exchange rate effects on these predominantly euro-denominated costs.

Non-Cash Compensation Expense. We recorded $0.4 million and $1.6 million, in the three month and twelve month periods ended December 31, 2002, respectively and $0.2 million and $0.7 million, in the three month and twelve month periods ended December 31, 2003, respectively, as non-cash compensation expense due to the grant of stock options under our stock option plans of 1998 and 2001, and the resulting amortization expense.

Restructuring Costs. In the nine months ended September 30, 2003 we recorded $0.9 million restructuring cost consisting of termination benefits and excess rent incurred because of the movement of our US winter sports organization to our US headquarters and the shutdown of warehouse facilities. In December 2003, we released an accrual of $0.1 million due to lower stay bonuses and severance payments. In the three months ended December 31, 2003 we recorded an additional $7.6 million restructuring costs to implement our cost reduction program. These costs consist of $2.6 million impairment on plant equipment, $4.8 million termination costs and $0.2 million relocation costs (see Note 28).

Operating Income. As a result of the foregoing factors, including the costs of the restructuring program, operating income for the three months ended December 31, 2003 decreased by $5.4 million, or 34.0% to $10.5 million from $15.9 in the comparable 2002 period. For the twelve months ended December 31, 2003, operating income decreased by $17.5 million, or 98.6%, to $0.3 million from $17.8 million in 2002.

Interest Expense. For the three months ended December 31, 2003 interest expense increased by $0.8 million, or 25.0%, to $3.8 million from $3.0 million in the comparable 2002 period. For the twelve months ended December 31, 2003 interest expense increased by $2.3 million or 19.9% to $14.0 million from $11.7 million in 2002. The increase was due to the strength of the euro against the dollar in particular on our euro-denominated 10.75% senior notes that will be redeemed in March 2004 (see note 29). The Company's interest expenses are mostly in euro.

Interest Income. For the three months ended December 31, 2003 interest income decreased by $0.1 million to $0.3 million from $0.4 million in the comparable 2002 period. For the twelve months ended December 31, 2003 interest income increased by $0.1 million to $1.1 million from $0.9 million in the comparable 2002 period.

Foreign Exchange Loss. For the three months ended December 31, 2003 we recorded a foreign currency exchange loss of $1.0 million, compared to a loss of $2.9 million in the comparable 2002 period. For the twelve months ended December 31, 2003, we recorded a foreign currency exchange loss of $1.1 million, compared to a loss of $7.4 million in 2002. This reduction was primarily due to the reclassification of non-euro denominated intercompany accounts receivable at one of our euro based subsidiaries to permanently-invested intercompany receivables (see Note 24).

Other Income (Expense), net. For the three months ended December 31, 2003, other income, net decreased by $0.1 million to $0.1 million from $0.2 million in the comparable 2002 period. For the twelve months ended December 31, 2003, other income, net decreased by $0.4 million to a net expense of $0.02 million from $0.4 million in 2002.



                                      IV

                           HEAD N.V. AND SUBSIDIARIES

             REVIEW ON THE FOURTH QUARTER AND YEAR END RESULTS 2003



Income Tax Expense. For the three months ended December 31, 2003 income tax expense increased by $2.0 million to $4.3 million from $2.3 million in the comparable 2002 period. For the twelve months ended December 31, 2003, income tax expense decreased by $1.8 million to $0.8 million from $2.6 million in 2002. The change in tax expense is mainly attributed to an increase of deferred tax assets primarily in Germany.

Net Income (Loss). As a result of the foregoing factors, for the three months ended December 31, 2003 the Company had net income of $1.9 million, compared to net income of $8.4 million in the comparable 2002 period. For the twelve months ended December 31, 2003, the Company had net loss of $14.7 million, compared to net loss of $2.6 million in 2002.

Liquidity and Capital Resources:

For the twelve months ended December 31, 2003, cash generated from operating activities decreased by $5.9 million, or 25.2%, to $17.3 million from $23.3 million in 2002. This decrease is a result of lower net income and a higher level of accounts receivable partially offset by a greater reduction of inventories. The cash flows from operating activities were used to purchase property, plant and equipment of $16.9 million, to repurchase treasury stock of $1.2 million and to repay $1.4 million short-term borrowings

As of December 31, 2003, we had $23.7 million in available unused credit facilities and reported $41.3 million cash on hand.

Subsequent Events

In January 2004, the Company sold (euro)135 million of 8.5% senior notes. With the proceeds of this sale, the Company will redeem all of its outstanding 10.75% senior notes, pay back certain other debts and retain the remaining funds for working capital and general corporate purposes (see note 29). As a result of the repayment of certain debt, our available credit facilities will be reduced.



                                        V